Exhibit (2) (iii)

                    SECOND AMENDMENT TO ACQUISITION AGREEMENT



         WHEREAS, Safety-Kleen Services, Inc. (the "Seller") and Clean Harbors, Inc. (the "Purchaser"), are parties to an Acquisition Agreement dated as of February 22, 2002, as amended by the First Amendment to Acquisition Agreement dated as of March 8, 2002 (as so amended, the "Acquisition Agreement");

         WHEREAS, the Seller and the Purchaser wish to amend certain provisions of the Acquisition Agreement as set forth in this Second Amendment to Acquisition Agreement (this "Amendment");

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Section 1.1(b)(ii)(A) of the Acquisition Agreement is hereby amended by changing the words "prior to the Due Diligence Expiration Date" which appears in such Section to "on or prior to the Purchaser Schedule Delivery Date," (ii) Sections 1.1(b)(ii)(B) and (D) of the Acquisition Agreement are hereby amended by changing the words "prior to the Due Diligence Expiration Date" to "on or prior to May 10, 2002," and (iii) Section 1.1(b)(vi)(B) of the Acquisition Agreement is hereby amended by changing the words "(which Schedule will be provided by the Seller prior to the Due Diligence Expiration Date)" to read as follows: "(which Schedule will be provided by the Purchaser on or prior to May 10, 2002, provided that, to the extent that the Purchaser shall elect to delete from Schedule 1.1(b)(vi)(B) any Real Property Leases which appear on the schedule of all existing Real Property Leases of the Seller and the Selling Subs which was delivered by the Seller to the Purchaser on April 8, 2002, the Purchaser shall remain liable for any Assumed Liabilities associated with the leased properties subject to such deleted Real Property Leases (other than obligations in respect of rent and tax and utility payments which would have arisen for periods after the Closing and any Cure Costs which would have been payable under Section 1.4 in connection with such deleted Real Property Leases) to the same extent as the Purchaser would have been liable had such deleted Real Property Leases been included on Schedule 1.1(b)(vi)(B) as delivered by the Purchaser).

         2. Section 1.1 of the Acquisition Agreement is hereby amended by adding a new Section 1.1(e) reading as follows:

                  (e) Although the Purchaser shall endeavor to use its reasonable best efforts to include within Schedules 1.1(b)(ii)(B) and
         (D) and Schedule 1.1(b)(vi)(B) all of those contracts and Real Property Leases which the Purchaser has identified through May 10, 2002 as includable within the Assigned Contracts and Leases, the Purchaser shall retain the right to add additional contracts and Real Property Leases through the Purchaser Schedule Delivery Date. Nothing in this
         Section 1.1(e) shall affect the respective rights and obligations of the

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         Purchaser and the Seller with respect to executory contracts or unexpired leases with respect to the Business under Section 5.12 of this Agreement.

         3. Section 1.1(b)(v) of the Acquisition Agreement is hereby amended to read as follows:


                  (v) all rights and claims under all warranties, representations and guarantees made by suppliers, manufacturers and contractors in connection with the Acquired Assets and all rights and claims relating to Assumed Liabilities except those shown or described on Schedule 1.1(b)(v) provided that, notwithstanding any other provision of this Agreement or any Schedule to the contrary, the Acquired Assets shall include rights and claims under insurance policies (if any) held by the Seller or any of its Affiliates as of the Closing which are applicable to liabilities and obligations under Environmental Laws (or other Laws) that relate to violations of Environmental Laws arising before the Closing Date in connection with the Owned Real Property, the real property subject to Real Property Leases, the real property owned or leased, directly or indirectly, by any Transferred Sub, or the operation of the Business which are assumed by the Purchaser, but only to the extent that (A) such insurance policies are not either (i) general liability insurance policies issued prior to 1987 without pollution exclusions or (ii) part of the Financial Assurance provided by the Seller or its Affiliates under applicable Environmental Laws, and (B) such assignment of rights and claims can be accomplished without additional cost to the Seller or any of its Affiliates or other adverse consequence (which shall be deemed to include, without limitation, any potential or actual reduction of payments for other liabilities covered by such policies because of maximum coverage limits) to the Seller or any of its Affiliates under such insurance policies (if any);

         4. Section 1.4 of the Acquisition Agreement is hereby amended in order to limit to One Million Dollars ($1,000,000) the Seller's maximum obligation to pay Cure Costs by deleting the first two sentences of Section 1.4 and inserting in place thereof the following sentence: "The Seller and the Purchaser shall each pay one-half of any and all pre-petition cure and reinstatement costs or expenses ("Cure Costs") incurred prior the Closing Date, of or relating to the assumption and assignment pursuant to this Agreement of the Assigned Contracts and Leases until such costs and expenses equal Two Million Dollars ($2,000,000) (the "Cure Costs Cap").

         5. Section 1.8 of the Acquisition Agreement is hereby amended to read as follows:


         Section 1.8. Allocation of Purchase Price for Tax Purposes. The Seller and the Purchaser agree that, for all tax reporting purposes, the allocation of the Cash Purchase Price and the Assumed Liabilities to the Acquired Assets shall be as set forth on Schedule 1.8, which Schedule 1.8 shall be completed by the Closing Date and which, when completed, will have been arrived at by arm's length negotiation in compliance with Section 1060 of the Internal Revenue Code of 1986, as amended. In their preparation of Schedule 1.8, the Seller and the Purchaser will use their best efforts to value the Assumed Liabilities

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(including, in particular, the Assumed Liabilities associated with compliance with Environmental Laws included therein) as of the Closing Date in accordance with the most recent estimates of the amount and timing of such Liabilities then available to the Purchaser and the Seller. If there is any adjustment to the Unadjusted Cash Purchase Price or the Assumed Liabilities in accordance with this Agreement, the Seller and the Purchase agree to make appropriate adjustments to the allocation set forth in Schedule 1.8. Each of the Purchaser and the Seller shall (i) timely file all forms (including Internal Revenue Service Form 8594) and Tax Returns required to be filed in connection with such allocation, (ii) be bound by such allocation for purposes of determining Taxes,
(iii) prepare and file, or cause to be prepared and filed, its Tax Returns on a basis consistent with such allocation and (iv) take no position, or cause no position to be taken, inconsistent with such allocation on any applicable Tax Return, in any audit or proceeding before any Tax Authority or in any report made for Tax purposes. However, nothing in this Section 1.8 shall be deemed to prohibit the Purchaser, for financial reporting purposes, from making adjustments to the Purchase Price as determined for tax purposes in order to reflect the costs incurred by the Purchaser in connection with this transaction and, if in the reasonable judgment of the Purchaser and its independent public accountants, additional adjustments are necessary or appropriate based upon GAAP and the most recent estimates then available to the Purchaser as to the amount and timing of the Assumed Liabilities associated with compliance with Environmental Laws being assumed by the Purchaser in connection with this transaction. If the allocation set forth on Schedule 1.8 is disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify the other party hereto concerning the existence and resolution of such dispute.

         6. Sections 2.2(a)(vi), (viii) and (ix) of the Acquisition Agreement are hereby amended to change the words "within fifty (50) days after the date of this Agreement" to "by May 24, 2002."

         7. Section 2.2(a)(xiii) of the Acquisition Agreement is hereby amended to read as follows:


                  (xiii) certificates of tax and legal good standing (to the extent applicable in the Transferred Subs' jurisdiction of organization) and releases from secured lenders and other third parties evidencing that the non-domestic Transferred Subs are in good standing (if appropriate) and that the secured lenders of the non-domestic Transferred Subs and such other third parties have released their security interests and other claims (other than claims which are either
         (A) liabilities which have been deducted in the calculation of Working Capital under Section 1.7(b) or (B) liabilities or obligations arising under applicable Environmental Laws (or other Laws) that relate to violations of Environmental Laws) on the assets of such Transferred Subs and on the issued and outstanding equity interests of such Transferred Subs;

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         8. Section 6.1(a) of the Acquisition Agreement is hereby amended to change the date therein from "June 20, 2002" to "June 27, 2002."

         9. Article IX of the Acquisition Agreement is hereby amended to (i) revise the definitions of "Affiliate" and "Assigned Contracts and Leases," (ii) correct the typographical error that now appears in the definition of "Target Working Capital," and (iii) add a definition for "Purchaser Schedule Delivery Date" as follows:

         "Affiliate" of a Person means any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. In no event shall Laidlaw Inc. or any of its direct or indirect subsidiaries be deemed an Affiliate of Safety-Kleen Corp. or any of its direct or indirect subsidiaries.

         "Assigned Contracts and Leases" means those contracts and Real Property Leases listed on Schedules 1.1(b)(ii)(A), (B) and (D) and Schedule 1.1(b)(vi)(B), provided that the Seller will not be deemed to have failed to satisfy its obligation to include within the Assigned Contracts and Leases transferred at the Closing as part of the Acquired Assets any Assigned Contract or Lease which is listed on Schedules 1.1(b)(ii)(A), (B) and (D) and Schedule 1.1(b)(vi)(B) as of the Purchaser Schedule Delivery Date but which, in the case of Schedules 1.1((b)(ii)(B) and (D) and Schedule 1.1(b)(vi)(B), was not listed on such Schedules delivered pursuant to Section 1.1(e) by the Purchaser to the Seller by May 10, 2002, if the Seller shall have used its reasonable best efforts to cause such Assigned Contract or Lease to be part of the Acquired Assets.

         "Purchaser Schedule Delivery Date" means thirty (30) days following the issuance of the Section 363/365 Order.

         "Target Working Capital" means Sixty-four Million, Two Hundred and Seventy Thousand Dollars ($64,270,000).

         10. To the extent that the Seller reasonably determines that the entities listed below do not have liabilities and claims asserted against them which are Assumed Liabilities (as such term in defined in the Acquisition Agreement) and do not conduct operations which are part of the Business (as such term is defined in the Acquisition Agreement), Schedule 9.1 to the Acquisition Agreement as previously delivered by the Seller to the Purchaser will be amended to delete from that Schedule and therefore from the Selling Subs the following entities: USPCI of Mississippi, Inc.; Safety-Kleen (Delaware), Inc.; SK Services
(East), L.C.; SK Services, L.C.; Safety-Kleen (Rosemount), Inc.; Safety-Kleen OSCO Holdings, Inc.; Safety-Kleen (Nashville), Inc.; and OSCO Treatment Systems of Mississippi, Inc.

         11. Except as described in the preceding sections of this Amendment, the Acquisition Agreement shall remain in full force and effect.

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         IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of April 30, 2002.

                                        SAFETY-KLEEN SERVICES, INC.


                                        By:/s/ Larry W. Singleton
                                           --------------------------
                                           Name:  Larry W. Singleton
                                           Title: C.F.O.

                                        CLEAN HARBORS, INC.


                                        By:/s/ Stephen Moynihan
                                           -------------------------
                                           Name:  Stephen Moynihan
                                           Title: Senior Vice President


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